Exhibit 99.1

Ballard Announces Five Partnerships to Promote Sales of Ecostar™ Power Converter

U.S. Southwest Targeted as Primary Market

For Immediate Release – July 8, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced today five partnerships to enhance sales channels for its Ecostar™ power converter product for photovoltaic (“PV”) applications. Ballard currently offers a 75kW product for sale. A 30kW product is available for field trials.

Ballard’s new partners join Energy Outfitters, Ballard’s first North American distributor, and now include: Solar Depot, Akeena Solar, DC Power Systems and MBL & Sons. “We are very pleased to be working with these fine companies to increase our sales growth in North America,” said Ross Witschonke, Ballard’s Vice President of Sales and Marketing. “We are confident that, with the support of our partners, Ballard’s Ecostar™ power converter products will become the new industry standard.”

The Ecostar™ power converter is a high efficiency, grid-tie utility interactive inverter designed for the photovoltaic market. The product is based on Ballard’s proven expertise working on power conversion technology for electric vehicles and microturbine-driven distributed power generators. Available in both 208 and 480 Volt versions, the Ecostar™ power converter is easy to install and provides trouble-free performance.

Ballard’s partners characterize the new relationships in the following ways:

Gord Petroski, Director of Sales, Canada, for Energy Outfitters, said, “We have been pleased to partner with Ballard for the past year in the launch of the new Ecostar™ power converter, not only because of its excellence in engineering and feature-set, but also because of its increased net-efficiency for commercial customers. We strongly believe that it will be a major contender in the large inverter market-space.”

Energy Outfitters, Ltd. specializes in wholesale distribution of renewable energy products and systems that make sense for a sustainable future. Founded in 1991 and headquartered in Grants Pass, Oregon, Energy Outfitters is a leading North American value-added distributor of the world’s top renewable energy products for commercial/residential grid-tie and off-grid applications. With offices in Canada and New Jersey, they offer a full range of PV, wind and microhydro products, as components and ETL-listed assemblies and systems. Energy Outfitters also provides technical design services and professional training for all of its renewable energy products and systems and through its ETL-listed assembly facility, is authorized to integrate and warranty renewable energy systems utilizing components from multiple manufacturers with their ReadyWatt™ brand. For more information, visit: www.energyoutfitters.com.

“Solar Depot is very excited to be working with Ballard Power Systems,” said Mark Liffmann, Vice President of Business Development. “We are impressed with both the technical attributes of the inverters and the strength of the company. We look forward to a strong and lasting partnership.”

Headquartered in Petaluma, California and with offices in Sacramento and Southern California, Solar Depot is one of the largest wholesale distributors and system integrators of solar systems in the United States and the largest distributor of BP Solar in the Western Hemisphere. Solar Depot provides packaged Sol-Gen solar electric systems to a large network of dealers across the country. In business since 1979, Solar Depot pioneered the value-added distribution concept, offering design and technical support, job site delivery, warehousing, sales and marketing support, training and finance to a broad dealership network. Visit Solar Depot on the web at www.solardepot.com.

“As the solar market expands, we are very happy to see Ballard come out with a competitive product,” says Barry Cinnamon, President of Akeena Solar. “This new product will help make solar power more efficient for our commercial customers.”

Located in Los Gatos, California, Akeena Solar is the fastest growing national PV designer and installer in the U.S. Akeena provides design/build services to business and residential customers so that they can produce their own reliable and clean electricity directly from the sun. Akeena’s services are available throughout California, as well as in Massachusetts, New Jersey, New York, Pennsylvania and Rhode Island. For more information, visit their website at www.akeena.net.

“DC Power is proud to partner with Ballard Power Systems to offer PV dealers and integrators an inverter with superior efficiency, an innovative design, and state-of-the-art technology,” said Daniel Marino, Vice President of Sales & Marketing for DC Power.

DC Power Systems is a leading national renewable energy systems distributor, emphasizing superior design, best-of-class products, integrity and professional service. Based in Healdsburg, California, DC Power Systems supplies and designs a wide range of PV products and systems for residential, commercial and industrial applications, including both remote and grid-connected applications. Services include product sourcing as well as design, consulting and financing support. DC Power Systems has an extensive network of qualified renewable energy dealers domestically and internationally. With DC Power’s support, dealers and system integrators have successfully completed projects ranging from 1kW to 1MW for private, governmental, non-profit and institutional clients.

“Our group is excited to partner with Ballard Power Systems,” said Mark Laubach, President and CEO of MBL & Sons Inc. “The Ballard name is well recognized as a quality leader in the power industry.

This partnership rounds out our product and service offerings to our customers. As this industry matures, we are now well positioned to offer our customers a full line of products and services to help maximize their energy savings needs.”

MBL & Sons Inc., located in San Jose, California, is dedicated to providing the highest quality products, with the highest quality services, for customers in Northern California. From weatherproofing products to solar power systems, their product knowledge is backed by over 30 years of hands-on experience dealing with contractor and distributor relationships. Their team is complete, with a professional sales team, technical specialists and unbeatable product knowledge for today’s ever changing technological advances.

For more information on the Ecostar™ power converter, please visit Ballard’s website at www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford and EBARA, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan and Volkswagen, among others.

Ballard, the Ballard logo, and Power to Change the World are registered trademarks of Ballard Power Systems Inc. Ecostar is a trademark of Ballard Power Systems Corp.

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